Filed by Auddia Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Auddia Inc.

Commission File No.: 001-40071

Date: October 6, 2026

Auddia Cancels October 7th Shareholder Meeting to Align Merger Vote with Expanding AI Infrastructure Opportunity

Shareholder Support for the Merger Remains Strong with New Record Date and Shareholder Meeting to be Rescheduled

LT350 Opportunity Accelerates into National AI Infrastructure Narrative

Expanded AI Infrastructure Opportunity Since Original Record Date

Boulder, Colorado, October 6, 2026 -- Auddia Inc. (NASDAQ: AUUD) (“Auddia” or the “Company”), an AI-first technology company pursuing a merger that, if completed, would form McCarthy Finney, an AI-native operating company, today announced the cancellation of the special shareholder meeting that was originally scheduled for September 23, 2026, but was previously adjourned to October 7, 2026. The purpose of the meeting was to vote on the Company’s proposed merger with Thramann Holdings.

Approximately 89% of votes cast on the merger were in favor of transaction, reflecting strong shareholder alignment with the Company’s strategic direction. Under Delaware law, the merger requires approval by a majority of the outstanding common shares entitled to vote at the meeting. The number of favorable votes cast was less than this required level. Our proxy solicitation advisors indicated that insufficient additional shareholders could be located from the established record date of August 3, 2026 and that this was unlikely to change.

Since the original record date, Auddia has experienced a significant expansion in strategic momentum, driven primarily by the emergence of LT350, a subsidiary of Thramann Holdings that would become a subsidiary of MCFN upon closing of the proposed merger. LT350 is developing a patented distributed datacenter platform designed to meet rapidly growing AI inference demand. LT350’s architecture deploys datacenter grade GPU infrastructure in the airspace of existing parking lots, a structural advantage that directly addresses the community resistance bottlenecks slowing datacenter expansion nationwide.

This momentum has carried over to LT350 gaining national and local attention as a common sense solution to the community resistance issues facing other data centers as evidenced by recent appearances on Fox Business News’ Varney & Co., Bloomberg News Network, Fox 17 Nashville, as well as multiple interviews with print outlets. This has accelerated the initiation of discussions with several strategic partners across fiber, real estate, enterprise, and hyperscaler ecosystems. These developments have materially increased both the clarity and magnitude of the LT350 opportunity underlying the merger.

“We are encouraged by the strong shareholder support reflected in the votes that were cast for the merger,” said Jeff Thramann, CEO of Auddia and Founder of LT350. “At the same time, the momentum surrounding LT350 has accelerated dramatically. The distributed datacenter opportunity is larger and more strategically important than previously understood, and we want shareholders to have full visibility into this growth before voting. Canceling the meeting now, as opposed to a further adjournment, allows us to align the merger vote with this expanded opportunity.”

The Company will issue a CEO Letter to Shareholders later this week providing a comprehensive update on Auddia’s progress throughout 2026, including recent developments related to LT350 and the company’s broader AI-infrastructure strategy. Following this update, and the additional announcements expected to follow, Auddia expects to establish a new record date and reschedule the shareholder meeting to vote on the proposed merger.

The Company will continue to provide updates as the process advances.

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About the Merger to form McCarthy Finney (MCFN)

Auddia entered into a definitive merger agreement with Thramann Holdings, LLC on February 17, 2026. If completed, the transaction would combine Auddia with three early-stage, AI-native operating companies wholly owned by Thramann Holdings: LT350, Influence Healthcare, and Voyex. The combined company would be renamed McCarthy Finney Inc. and is expected to trade under the ticker MCFN, subject to applicable approvals and listing requirements. McCarthy Finney would operate as an AI holding company supporting LT350, Influence Healthcare, Voyex, and Auddia with AI and Web3 capabilities.

•	LT350 is a distributed AI datacenter company with 14 issued patents and 3 pending patent applications covering its proprietary solar parking lot canopy infrastructure platform. The platform integrates modular battery storage and GPU cartridges into the canopy ceiling to convert the airspace of underutilized parking areas into distributed AI datacenters. LT350 aims to build a secure, low latency, cost effective, and rapidly deployable edge network while supporting local power infrastructure resilience.

•	Influence Healthcare is a healthtech company leveraging AI, blockchain, and vertical integration to empower surgeons to drive adoption of value based care (VBC) to the surgical specialties. The Company’s mission is to leverage technology and value based enterprises (VBEs) to build an alternative healthcare system that minimizes the corporate practice of medicine, eliminates administrative waste, and enhances the autonomy and pay of health care providers to empower them to improve quality and return the patient physician relationship to the center of medicine.

•	Voyex is a travel services platform that leverages agentic AI, an integrated fintech platform, and utilization of charter and private jet aircraft to significantly improve the travel experience. The Company aims to alleviate the leading pain points for travelers of lengthy flight delays and cancellations.

About Auddia Inc.

Auddia, through its proprietary AI platform for audio identification and classification, is reinventing not only how consumers engage with AM/FM radio, podcasts, and other audio content but also how artists and labels promote their music and gain access to mainstream radio audiences. Auddia’s Discovr Radio is the first music-promotion platform to deliver artists guaranteed exposure to radio listeners. Auddia’s flagship audio superapp, called faidr, delivers multiple industry firsts, including:

•	Ad-free listening on any AM/FM radio station
•	Content skipping across any AM/FM station
•	One-touch skipping of entire podcast ad breaks
•	Integrated artist discovery experiences

For more information, visit www.auddia.com.

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Cautionary Note on Forward-Looking Statements

Certain statements in this communication, other than purely historical information, may constitute “forward-looking statements” within the meaning of the federal securities laws, including for purposes of the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995, concerning Auddia, Thramann Holdings, and the proposed merger between Auddia and Thramann Holdings (the “Proposed Transaction”) and other matters. These forward-looking statements include, but are not limited to, express or implied statements relating to Auddia’s and Thramann Holdings’ management expectations, hopes, beliefs, intentions or strategies regarding the future including, without limitation, statements regarding: the structure, timing and completion of the proposed merger by and between Auddia and Thramann Holdings, and the expected effects, perceived benefits or opportunities of the Proposed Transaction; the combined company’s listing on Nasdaq after the closing of the Proposed Transaction; expectations regarding the structure, timing and completion of the financing needed to close the Proposed Transaction, including investment amounts from investors, timing of closing of the Proposed Transaction, expected proceed, expectations regarding the use of proceeds, and impact on ownership structure; the anticipated timing of the closing; the expected executive officers and directors of the combined company; each company’s and the combined company’s expected cash position at the closing and cash runway of the combined company following the proposed merger and any additional financing; the future operations of the combined company, including research and development activities; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any products and services of the combined company; the cash balance of the combined entity at closing; expectations related to the anticipated timing of the closing of the Proposed Transaction (the “Closing”); the expectations regarding the ownership structure of the combined company; the expected trading of the combined company’s stock on Nasdaq under the ticker symbol “MCFN” after the Closing; and other statements that are not historical fact.

All statements other than statements of historical fact contained in this communication are forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “opportunity,” “potential,” “milestones,” “pipeline,” “can,” “goal,” “strategy,” “target,” “anticipate,” “achieve,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “plan,” “possible,” “project,” “should,” “will,” “would” and similar expressions (including the negatives of these terms or variations of them) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are made based on current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management, concerning future developments and their potential effects. There can be no assurance that future developments affecting Auddia, Thramann Holdings, or the Proposed Transaction will be those that have been anticipated.

These forward-looking statements involve a number of risks and uncertainties, some of which are beyond Auddia’s or Thramann Holdings’ control, or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the risk that the conditions to the Closing or consummation of the Proposed Transaction are not satisfied, including the failure to timely obtain approval of the proposed merger from Auddia’s stockholders the risk that the required financing is not obtained in a timely manner, if at all; uncertainties as to the timing of the consummation of the Proposed Transaction; risks related to Auddia’s continued listing on Nasdaq until closing of the Proposed Transaction and the combined company’s ability to remain listed following the Closing; uncertainties regarding the impact any delay in the Closing would have on the anticipated cash resources of the combined company, and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement; the effect of the announcement or pendency of the merger on Auddia’s or Thramann Holdings’ business relationships, operating results and business generally; costs related to the merger; the risk that as a result of adjustments to the exchange ratio, Auddia’s or Thramann Holdings’ stockholders could own more or less of the combined company than is currently anticipated; risks related to the market price of Auddia’s common stock relative to the value suggested by the exchange ratio; risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance the development of its products and services; costs of the Proposed Transaction and unexpected costs, charges or expenses resulting from the Proposed Transaction; potential adverse reactions or changes to business relationships, operating results, and business generally, resulting from the announcement or completion of the Proposed Transaction.

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Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risks and uncertainties are more fully described in periodic filings with the SEC, including the factors described in the section titled “Risk Factors” in Auddia’s Annual Report on Form 10-K for the year ended December 31, 2025, which was originally filed with the SEC on March 6, 2026, subsequent Quarterly Reports on Form 10-Q filed with the SEC, and in other filings that Auddia makes and will make with the SEC in connection with the Proposed Transaction, including the Form S-4 and Proxy Statement described below, as well as discussions of potential risks, uncertainties, and other important factors included in other filings by Auddia from time to time. Should one or more of these risks or uncertainties materialize, or should any of Auddia’s or Thramann Holdings’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Neither Auddia nor Thramann Holdings undertakes or accepts any duty to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based, except as required by law. This communication does not purport to summarize all of the conditions, risks and other attributes of an investment in Auddia or Thramann Holdings.

No Offer or Solicitation

This communication and the information contained herein is not intended to and does not constitute (i) a solicitation of a proxy, consent or approval with respect to any securities or in respect of the proposed transaction or (ii) an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law, or an exemption therefrom. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS COMMUNICATION IS TRUTHFUL OR COMPLETE.

Important Additional Information about the Proposed Transaction Will be Filed with the SEC

This communication relates to the proposed merger involving Auddia and Thramann Holdings and may be deemed to be solicitation material in respect of the proposed merger. In connection with the proposed Transaction, Auddia intends to file relevant materials with the SEC, including a registration statement on Form S-4 (the “Form S-4”) that will contain a proxy statement (the “Proxy Statement”) and prospectus. This communication is not a substitute for the Form S-4, the Proxy Statement or for any other document that Auddia may file with the SEC and/or send to Auddia’s stockholders in connection with the proposed merger. AUDDIA URGES, BEFORE MAKING ANY VOTING DECISION, INVESTORS AND STOCKHOLDERS TO READ THE FORM S-4, THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AUDDIA, THRAMANN HOLDINGS, THE PROPOSED TRANSACTION AND RELATED MATTERS.

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Investors and stockholders will be able to obtain free copies of the Form S-4, the Proxy Statement and other documents filed by Auddia with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed by Auddia with the SEC will also be available free of charge on Auddia’s website at www.auddia.com or by contacting Auddia Investor Relations at investors.auddiainc.com/contact. In addition, investors and stockholders should note that Auddia communicates with investors and the public through its investor-relations website at investors.auddiainc.com.

Participants in the Solicitation

Auddia, Thramann Holdings, and their respective directors and certain of their executive officers and other members of management may be deemed to be participants in the solicitation of proxies from Auddia’s stockholders in connection with the proposed transaction under the rules of the SEC. Information about Auddia’s directors and executive officers, including a description of their interests in Auddia, is included in Auddia’s most recent Annual Report on Form 10-K for the year ended December 31, 2025, which was filed with the SEC on March 6, 2026. Additional information regarding the persons who may be deemed participants in the proxy solicitations, including about the directors and executive officers of Thramann Holdings, and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in the Form S-4, the Proxy Statement and other relevant materials to be filed with the SEC when they become available. These documents can be obtained free of charge from the sources indicated above.

Investor Relations:

Kirin Smith, President

PCG Advisory, Inc.

ksmith@pcgadvisory.com

www.pcgadvisory.com

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